UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15395

Martha Stewart Living Omnimedia, Inc.1

(Exact name of registrant as specified in its charter)

601 West 26th Street

New York, New York 10001

(212) 827-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, Par Value $0.01

Class B Common Stock, Par Value $0.01

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By:	/s/ Gary Klein

Name:	Gary Klein
Title:	Chief Financial Officer

Dated: December 17, 2015

______________________

1 This Form 15 relates solely to the reporting obligations of Martha Stewart Living Omnimedia, Inc. with respect to its common stock and does not affect the reporting obligations of Sequential Brands Group Inc. (formerly known as Singer Madeline Holdings, Inc.), which is Martha Stewart Living Omnimedia, Inc.’s successor pursuant to Rule 12g-3(c) of the Securities Exchange Act of 1934, as amended.